Granite City Food & Brewery Ltd.

5402 Parkdale Drive, Suite 101

Minneapolis, MN 55416

June 6, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Attention:              Mellissa Campbell Duru

Re: Granite City Food & Brewery Ltd.
Schedule TO-I
Filed on May 25, 2011
File No. 005-59089

Ladies and Gentlemen:

We are responding to the letter from Ms. Duru dated May 31, 2011.  Our responses follow the comments included in such letter, which are presented in boldface type.  From a disclosure perspective, we have addressed these comments in the Amendment to the Schedule TO-I being filed with this correspondence (the “Revised Offer”).

Schedule TO

Offer to Exchange

Withdrawal rights and change of election, page 23

1.                                       We note statements throughout the Offer to Exchange that you will determine, in your sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and your determination will be “final and binding.” Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

We acknowledge the staff’s comment.  These changes have been made in the Revised Offer.

Conditions to the Offer, page 25

2.                                       Please refer to the last paragraph of this section. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible options how it intends to proceed promptly. Your disclosure states that optionholders will be informed of the waiver of a condition “as soon as administratively possible.” Please confirm your understanding that you must inform optionholders promptly, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

We confirm such understanding and have made the related change in the Revised Offer.

Extension of Offer; termination; amendment, page 35

3.                                       Please refer to the language in the second paragraph of this section. Please note that you may not terminate or amend an offer by giving only oral notice to optionholders. Please clarify your disclosure accordingly. Further, although you indicate you will make a public announcement of changes to the offer, we remind you that a bidder should generally disseminate changes to the offer in the same manner as it disseminated the original offer. Please see generally, Rule 13e-4(e) and Release 34-43069 at Section II. C.

We acknowledge the staff’s comment.  This change has been made in the Revised Offer.

4.                                       We note disclosure on page 10 regarding the tax consequences associated with an extension of the offer period to 30 days or more. Please confirm that an extension of the offer will be preceded by notification to optionholders, which advises holders of the specific tax consequences applicable to even those options not tendered that would be triggered by any extension of the offer.

We have included such confirmation in the Revised Offer.

Financial Statements, page 37

5.                                       Please revise the Offer to Exchange to include all of the summary financial information as required by Item 1010 (c) of Regulation M-A. Please refer to telephone interpretation H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for further guidance.

We have included summary financial information at Schedule B in the Revised Offer.

We acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (952) 215-0676.

Very truly yours,

Granite City Food & Brewery Ltd.

/s/ James G. Gilbertson
James G. Gilbertson
Chief Financial Officer

cc:	Robert J. Doran
Avron L. Gordon, Esq.
Brett D. Anderson, Esq.